SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Nabi Biopharmaceuticals
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

629519109
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
1007 N. Sepulveda Blvd. #129
Manhattan Beach, CA 90267
(310) 373-0404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 629519109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,144,093 Common Shares
9 SOLE DISPOSITIVE POWER

1,144,093 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,144,093 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 629519109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

828,851 Common Shares
9 SOLE DISPOSITIVE POWER

828,851 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
828,851 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 629519109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,972,944 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,972,944 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,972,944 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 629519109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,972,944 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,972,944 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,972,944 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D Amendment (the "13D Amendment #4") amends the original Schedule 13D filed June 15, 2007 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The 13D Filings relate to the common stock, $.10 par value per share, of Nabi Biopharmaceuticals, a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing and amendments thereto are unmodified.

ITEM 1. Security and Issuer

The 13D Filings relate to the Common Stock of the Company.  The address of the principal executive offices of the Company is 5800 Park of Commerce Boulevard N.W., Boca Raton, FL 33487.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The mailing address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is 1007 N. Sepulveda Blvd. #129, Manhattan Beach, California  90267.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 828,851 Common Shares reported hereunder was $4,013,917 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,144,093 Common Shares reported hereunder was $5,027,470 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in block trades, or in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of Common Stock derivatives, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective increase or decrease in hedged or unhedged exposure to Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions.  Parties that purchase or sell Common Stock (or derivatives thereof) following the filing of the 13D Filings may be purchasing or selling Common Stock (or derivatives thereof) that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

On March 19, 2007, a representative of Chapman Capital met with Issuer Interim CEO and President Dr. Leslie Hudson to discuss the Issuer’s strategic initiatives and cost reduction plans.  During this meeting, Chapman Capital emphasized the importance of the Issuer complying with the activist platform fomented by Third Point LLC, the Issuer’s largest and most influential owner.

On April 27, 2007, a representative of Chapman Capital telephoned Dr. Hudson to discuss the Issuer’s Nabi-HB product approval delays and strategy for a successful partnership for Phase III studies of its NicVax product.

On May 21, 2007, a representative of Chapman Capital telephoned Dr. Hudson to discuss the Issuer’s Nabi-HB BLA approval delays and related Cangene Corporation’s FDA-approved BLA for HepaGam B™ for use to prevent hepatitis B recurrence following liver transplantation in HBV-positive liver transplant patients.

On June 4, 2007, Mr. Chapman telephoned Dr. Hudson to discuss Chapman Capital’s views regarding the Issuer’s persevering undervaluation and means by which such condition may be rectified.  During this telephone call, Mr. Chapman emphasized the a) damage inflected upon Nabi’s credibility with Wall Street by the Issuer’s StaphVax Phase III trial failure, b) resultant importance of the Issuer’s proper partnering for NicVax’s Phase III trials to avoid recurrence, and c) expedited consummation of the sale of the Issuer’s biologics division.

On June 15, 2007, Mr. Chapman called Dr. Hudson to warn him of Chapman Capital’s forthcoming Schedule 13D filing with the Securities and Exchange Commission.  In particular, Mr. Chapman emphasized that the genial tone of such filing would remain in effect until such time that Chapman Capital believed that the interests of the Issuer’s Board of Directors and executive management had diverged from those of the Issuer’s owners.

On June 18, 2007, Mr. Chapman called Dr. Hudson to discuss Dr. Hudson's views related to Chapman Capital's Original 13D and ensure that both Mr. Chapman and Dr. Hudson were in agreement as it related to the Chapman Capital platform of getting FDA approval for Nabi-HB®, selling Nabi Biologics and licensing NicVAX® to a global pharmaceutical company. Mr. Chapman and Dr. Hudson also discussed Chapman Capital's views regarding the potential uses for the proceeds from a sale of Nabi Biologics.

On December 6, 2007, in order to take advantage of the extraordinary liquidity provided by the Issuer’s $65 million open market share repurchase program, and satisfy the Funds' tax planning, the Funds sold 3,084,354 shares of Common stock to the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 1,972,944 shares of Common Stock constituting 3.2% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
10/18/07	CS	(6,623)	$ 4.06
10/19/07	CS	(16,000)	$ 4.07
11/07/07	CS	(900)	$ 3.96
11/13/07	CS	(25,131)	$ 3.87
11/14/07	CS	(1,805)	$ 3.80
12/06/07	CS	(27,056)	$ 3.62
12/06/07	CS	(280,631)	$ 3.58
12/06/07	CS	(81,773)	$ 3.58
12/06/07	CS	(524)	$ 3.58
12/06/07	CS	(15,704)	$ 3.58
12/06/07	CS	(6,700)	$ 3.58
12/06/07	CS	(18,100)	$ 3.58
12/06/07	CS	(20,156)	$ 3.58
12/06/07	CS	(14,200)	$ 3.58
12/06/07	CS	(3,000)	$ 3.58
12/06/07	CS	(41,800)	$ 3.58
12/06/07	CS	(1,600)	$ 3.58
12/06/07	CS	(989)	$ 3.58
12/06/07	CS	(3,500)	$ 3.58
12/06/07	CS	(5,141)	$ 3.58
12/06/07	CS	(19,814)	$ 3.58
12/06/07	CS	(3,700)	$ 3.58
12/06/07	CS	(253,722)	$ 3.58

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
10/08/07	CS	(1,597)	$ 4.00
10/08/07	CS	(53,249)	$ 4.00
10/10/07	CS	(7,051)	$ 4.07
10/10/07	CS	(13,300)	$ 4.07
10/10/07	CS	(2,800)	$ 4.07
10/10/07	CS	(26,849)	$ 4.07
10/11/07	CS	(12,351)	$ 4.07
10/11/07	CS	(4,800)	$ 4.07
10/11/07	CS	(3,000)	$ 4.07
10/11/07	CS	(2,422)	$ 4.07
10/15/07	CS	(878)	$ 4.09
10/15/07	CS	(6,522)	$ 4.09
10/18/07	CS	(13,978)	$ 4.06
10/18/07	CS	(12,522)	$ 4.06
10/19/07	CS	(47,078)	$ 4.07
10/19/07	CS	(11,300)	$ 4.07
10/19/07	CS	(5,622)	$ 4.07
11/07/07	CS	(3,600)	$ 3.96
11/16/07	CS	(2,810)	$ 3.60
12/06/07	CS	(1,098,468)	$ 3.58
12/06/07	CS	(153,725)	$ 3.58
12/06/07	CS	(2,000)	$ 3.58
12/06/07	CS	(76,300)	$ 3.58
12/06/07	CS	(65,900)	$ 3.58
12/06/07	CS	(29,300)	$ 3.58
12/06/07	CS	(125,500)	$ 3.58
12/06/07	CS	(46,200)	$ 3.58
12/06/07	CS	(116,400)	$ 3.58
12/06/07	CS	(6,500)	$ 3.58
12/06/07	CS	(108,200)	$ 3.58
12/06/07	CS	(58,600)	$ 3.58
12/06/07	CS	(1,300)	$ 3.58
12/06/07	CS	(57,900)	$ 3.58
12/06/07	CS	(96,600)	$ 3.58
12/06/07	CS	(90,000)	$ 3.58
12/06/07	CS	(48,000)	$ 3.58
12/06/07	CS	(112,600)	$ 3.58
12/06/07	CS	(19,807)	$ 3.58

* CS = Common Shares, C = Calls, P = Puts
** A = Assigned, E = Exercised

The above transactions were effected by the Reporting Persons on the NASDAQ

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated June 15, 2007, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.
Exhibit B	Press Release from Chapman Capital supporting the sale of the Nabi Biologics division of Nabi Biopharmaceuticals.
Exhibit C	Letter from Mr. Chapman to Dr. Leslie Hudson, Interim CEO and President of the Issuer.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 7, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 7, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 7, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Nabi Biopharmaceuticals dated June 15, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 15, 2007
CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL SUPPORTS SALE OF NABI BIOLOGICS DIVISION OF NABI BIOPHARMACEUTICALS

INVESTMENT ADVISOR SEEKS NICVAX® STRATEGIC PARTNERING

LOS ANGELES, CA. – JUNE 15, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 6.6% of the common shares of Nabi Biopharmaceuticals (Nasdaq:  NABI; “Nabi” or “the Company”), today announced its support for the maximization of Nabi shareholder value via a three-step transaction.  This mandate, conveyed to Nabi’s Board of Directors by nearly 40% of Nabi’s ownership base, has been defined as follows:  1) FDA approval of Nabi’s BLA for Nabi-HB® Intravenous; 2) the distribution of the proceeds from the sale of Nabi Biologics; and 3) partnering/licensing of Nabi’s vaccine pipeline led by smoking cessation drug, NicVAX® (Nicotine Conjugate Vaccine).

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “Unlike many of our activist targets, Nabi is not yet worthy of our disdain or disgust.  The Company has taken the necessary steps to prepare for its restructuring and recapitalization.  Nabi has bifurcated itself into two strategic business units to facilitate the successful completion of its strategic alternatives process being overseen by Banc of America Securities, and has committed to reduce further its cost structure and cash burn.  These developments give Chapman Capital confidence that Nabi CEO Dr. Leslie Hudson is a man of his word, with that word being “execution” (walk) and not the formerly insuperable one of “vision” (talk).”

Chapman Capital today filed a Schedule 13D with the Securities and Exchange Commission detailing the circumstances and background underlying its views.  Such filing is available at http://www.sec.gov.

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing.  The firm is the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 6.6% of Nabi Pharmaceuticals’ common shares.  Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty five publicly-traded companies, including recently closed transactions involving Entertainment Distribution Company, Inc./Glenayre Messaging, Carreker Corporation and Sunterra Corporation, and pending transactions involving Embarcadero Technologies, Inc., Agile Software Corporation and Howie Lutnick’s eSpeed, Inc.  Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA.  Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

Nabi Biopharmaceuticals leverages its experience and knowledge in powering the immune system to develop and market products that fight serious medical conditions.  The company has one product on the market today: Nabi-HB® [Hepatitis B Immune Globulin (Human)].  Nabi Biopharmaceuticals is focused on developing products that address unmet medical needs and offer commercial opportunities in our core business areas: Hepatitis and transplant, Gram-positive bacterial infections and nicotine addiction.  The company recently announced that it intends to form two strategic business units: Nabi Biologics and Nabi Pharmaceuticals. Nabi Biologics will have responsibility for the company's protein and immunological products and development pipeline, including Nabi-HB®. Nabi Pharmaceuticals will have responsibility for the NicVAX® (Nicotine Conjugate Vaccine) and StaphVAX®-Pentavalent (Staphylococcal Polysaccharide Conjugate and Toxoid Vaccine) development programs, as well as for the continuing milestone-related clinical development obligations following the sale of PhosLo® (calcium acetate).  Related news releases, as well as additional information on Nabi, may be found at http://www.nabi.com.

CONTACT:
R. Jordan Frenkel
Phone: (310) 662-1900 x 209

Exhibit C

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

Robert L. Chapman, Jr.
Managing Member

June 15, 2007

Dr. Leslie Hudson Ph.D.
Interim CEO & President
Nabi Biopharmaceuticals
5800 Park of Commerce Blvd. NW
Boca Raton, FL  33487
Office:  (561) 989-5800
E-mail:  lhudson@nabi.com

Dr. Hudson,

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chapman Funds”), advised by Chapman Capital L.L.C., own approximately four million common shares, or just over 6.6%, of Nabi Biopharmaceuticals (“NABI”, or the “Company”).  Today’s Schedule 13D filing by Chapman Capital places Nabi in the historically distinct position of having a total of four, 5-12% activist ownership blocks1 each independently fomenting an identical strategic imperative for the Company.  This mandate, conveyed to you by the owners to whom the Board of Directors (the “Board”) that hired you reports, has been defined as follows:  1) FDA approval of Nabi’s BLA for Nabi-HB® Intravenous; 2) the distribution of the proceeds from the sale of Nabi Biologics; and 3) partnering/licensing of Nabi’s vaccine pipeline led by smoking cessation drug, NicVAX® (Nicotine Conjugate Vaccine).2 Essentially, nearly 40% of Nabi’s ownership base has filed Schedule 13D’s with virtually identical activist platforms -- the conversion of the Company into a royalty trust following a special dividend financed by a divisional asset sale.

Unlike many of our activist targets,3 Nabi’s Board and executive hired help is not yet worthy of our disdain or disgust.  The Company has taken the necessary steps to prepare for the restructuring and recapitalization described above.  In March 2007, Nabi outlined its intent to bifurcate itself into two strategic business units4 to “provide business clarity to the investment community, improve operating and financial performance and facilitate successful completion of Nabi’s

___________________________________
1Third Point LLC, along with affiliated parties, reported 11.4% ownership via Schedule 13D as of May 11, 2007 (http://www.sec.gov/Archives/edgar/data/72444/000089914006000576/t3218670b.txt); Harvest Management, L.L.C. reported 9.4% via Schedule 13D as of May 2, 2006 and 13D-to-13G conversion as of April 19, 2007 (http://www.sec.gov/Archives/edgar/data/72444/000090266406001340/sc13d.txt); Knott Partners Management, LLC, along with affiliated parties, reported 9.4% via Schedule 13D as of April 11, 2006 and 9.6% via Form 13F as of March 31, 2007 (http://www.sec.gov/Archives/edgar/data/72444/000110465906024358/a06-8856_1sc13d.htm).
2 Chapman Capital is hopeful that Nabi can contract a partnership to continue the StaphVAX® (Staphylococcus aureus Polysaccharide Conjugate Vaccine) program following the infamous case of the “bad batch” in November 2005.
3 Chapman Capital’s LTM activist targets include the following:  Building Material Holdings Corporation (BLG), eSpeed, Inc. (ESPD), Embarcadero Technologies, Inc. (EMBT), FSI International, Inc. (FSII), Sunterra Corporation (SNRR), Entertainment Distribution Company, Inc. (EDCI), Vitesse Semiconductor Corporation (VTSS) and Carreker Corporation (CANI).
4 Nabi Biologics (protein and immunological/antibody products including its HBV-solution Nabi-HBV®, plasma collection centers and underutilized protein fractionation/vaccine production plant) and Nabi Pharmaceuticals (NicVAX®, and StaphVAX® (Staphylococcus aureus Polysaccharide Conjugate Vaccine) programs, plus Aloprim™ (allopurinol sodium) for Injection and post-sale PhosLo® product line clinical development obligations).

strategic alternatives process, including but not limited to [Nabi’s] work with Banc of America Securities.”5  Last month, Nabi announced successful results6 for its Phase IIb proof-of-concept study for NicVAX®.7  Under Nabi’s new corporate design, you repeatedly have committed to “further reduce its cost structure and cash burn in 2007”; accordingly, the Company’s implementation of that cost reduction just this week8 gives Chapman Capital confidence that you are a man of your word, with that word being “execution” (walk) and not the formerly insuperable one of “vision” (talk).

In conclusion, Chapman Capital anticipates Nabi’s long overdue announcement of FDA approval for Nabi-HB® Intravenous (before Cangene Corporation’s HepaGam B™ gains damaging traction in the liver transplantation market).9  This shall be preceded or followed by the sale of Nabi Biologics for a valuation that alone should approximate Chapman Capital’s $5/share cost basis in the Company’s shares.  Lastly, like Cytos Biotechnology AG before it, Nabi shall license NicVAX® to a global pharmaceutical company such as GlaxoSmithKline plc or Pfizer Inc.,10 both of which may be interested in marketing NicVAX® in combination with their own "first-line" smoking cessation drug therapies.11 Should you fail to execute on these mandates, it is near certainty that Chapman Capital’s filings shall take on a distinctly less genial tone.

Sincerely,

/s/ Robert L. Chapman, Jr.

Robert L. Chapman, Jr.

___________________________________
5 Source:  Nabi press release issued March 12, 2007 (http://www.sec.gov/Archives/edgar/data/72444/000119312507052270/dex99.htm).
6 Residual “StaphVax-skeptics” of NicVax’s Phase IIb’s initial trial results may want to review Dr. Dorothy Hatsukami’s June 1, 2007 related presentation in Munich, Germany (http://www.nabi.com/images/060107_Phacilitate%20Hatsukami%20Web_Final.pdf).
7 Source:  Nabi press release (http://www.sec.gov/Archives/edgar/data/72444/000119312507099555/dex992.htm).
8 Nabi is rumored to have enacted a major Reduction in Force (RIF) on June 14, 2007.
9 In April 2007, Cangene reported that the FDA had approved Cangene’s BLA for HepaGam B™ for use to prevent hepatitis B recurrence following liver transplantation in HBV-positive liver transplant patients (http://www.sec.gov/Archives/edgar/data/72444/000119312507101020/d10q.htm).
10 Cytos Biotechnology AG announced on April 25, 2007 that it had entered into an exclusive global commercial license agreement with its Swiss buddies at Novartis AG to develop, manufacture and commercialize CYT002-NicQb, a therapeutic vaccine in phase II clinical development for the treatment of nicotine addiction (http://www.cytos.com/doc/Cytos_Press_E_070425.pdf).
11 GSK’s Zyban® (sustained-release tablets of bupropion hydrochloride; http://us.gsk.com/products/assets/us_zyban.pdf) and Pfizer’s CHANTIX® (varenicline; http://www.chantix.com).